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Exhibit 99.3

Luxottica Group S.p.A.
Headquarters and registered office: Piazzale Luigi Cadorna, 3—20123 Milan, Italy
 Capital Stock € 29,050,564.98
Authorized and issued

MANAGEMENT REPORT AS OF DECEMBER 31, 2016

1.     OPERATING PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2016

        The Group's growth continued throughout 2016. In a challenging economic environment net sales increased from Euro 8,836.6 million in 2015 to Euro 9,085.7 million in 2016 (+2.8 percent at current exchange rates and +3.9 percent at constant exchange rates1).

        Adjusted net sales2 increased from Euro 9,010.8 million in 2015 to Euro 9,085.7 million in 2016 (+0.8 percent at current exchange rates and +1.9 percent at constant exchange rates1). Adjusted net sales in 2015 were impacted by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumed less reinsurance revenues and less claims expense. The impact of this contract for the twelve month period ended December 31, 2015 was Euro 174.3 million (the "EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")3 in 2016 increased by 0.3 percent to Euro 1,858.1 million from Euro 1,853.3 in 2015. Additionally, adjusted EBITDA3 increased by 1.3 percent to Euro 1,945.0 million from Euro 1,919.7 million in 2015.

        Operating income for 2016 decreased by 2.3 percent to Euro 1,345.3 million from Euro 1,376.4 million during the same period of the previous year. The Group's operating margin decreased from 15.6 percent in 2015 to 14.8 percent in 2016.

        Additionally, adjusted operating income4 in 2016 decreased by 0.7 percent to 1,432.1 million from Euro 1,442.8 million in 2015. The Group's adjusted operating margin5 decreased from 16.0 percent in 2015 to 15.8 percent in 2016.

        In 2016 net income attributable to Luxottica Stockholders increased by 5.8 percent to Euro 850.5 million from Euro 804.1 million in the same period of 2015.

        Adjusted net income6 attributable to Luxottica stockholders increased by 3.3 percent to Euro 881.7 million in 2016 from Euro 854.0 million in 2015. Earnings per share ("EPS") was Euro 1.77 and EPS expressed in USD was 1.96 (at an average rate of Euro/USD of 1.10690). Adjusted earnings per share7 was Euro 1.84 and adjusted EPS7 expressed in USD was 2.04 (at an average rate of Euro/USD of 1.10690).

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2016. Please refer to Attachment 1 for further details on exchange rates.

          2  For a further discussion of adjusted net sales, see the "Non-IFRS Measures" section of this Report.

          3  For a further discussion of EBITDA and adjusted EBITDA, see the "Non-IFRS Measures" section of this Report.

          4  For a further discussion of adjusted operating income, see the "Non-IFRS Measures" section of this Report.

          5  For a further discussion of adjusted operating margin, see the "Non-IFRS Measures" section of this Report.

          6  For a further discussion of adjusted net income, see the "Non-IFRS Measures" section of this Report.

          7  For a further discussion of adjusted earnings per share, see the "Non-IFRS Measures" section of this Report.

        Careful control of our working capital as well as a significant improvement in our operating results, created strong free cash flow8 equal to Euro 664.2 million. Net debt as of December 31, 2016 was Euro 1,177 million (Euro 1,005.6 million at the end of 2015), with a ratio of net debt to EBITDA9 of 0.6x (0.5x as of December 31, 2015).

2.     SIGNIFICANT EVENTS DURING 2016

January

        On January 29, 2016, Mr. Adil Mehboob-Khan ceased as a Director of the Company and as the Group's CEO for Markets. At the same time, the Board of Directors approved a modification to the governance structure by assigning responsibility for Markets to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Massimo Vian continued in his role as CEO for Product and Operations.

February

        On February 11, 2016, the Company and Galeries Lafayette, the French market leader in department stores for fashion and event shopping, signed an agreement to roll out the Sunglass Hut retail concept in 57 Galeries Lafayette and BHV MARAIS department stores across France. The first locations opened in February 2016.

        On February 23, 2016, the Company and Maison Valentino signed a new and exclusive eyewear license agreement for the design, manufacture and worldwide distribution of Valentino eyewear. The ten-year agreement is effective from January 2017. The first collection presented under the agreement will be available in the beginning of 2017.

April

        At the Stockholders' Meeting on April 29, 2016, Group's stockholders approved the Statutory Financial Statements as of December 31, 2015 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.89 per ordinary share. The aggregate dividend amount of Euro 427.7 million was fully paid in May 2016.

May

        On May 12, 2016, Luxottica Group announced it would launch a share buyback program and the repurchase up to 1 million ordinary shares. To buyback shares, the Company appointed an intermediary that operated until June 30, 2016.

        On May 24, 2016, the Company announced both the conclusion of the share buyback program up to 1 million ordinary shares and a new share buyback, under which it may repurchase up to 4 million ordinary shares. To buyback shares, the Company appointed an intermediary that operated until December 31, 2016.

        Both the announced programs, approved during the Shareholders' meeting held on April 29, 2016, complied with the market practices allowed by CONSOB according to resolution no. 16839 adopted on March 19, 2009 and aimed at setting up a reserve of shares and supporting liquidity.

July

        On July 7, 2016, Luxottica Group announced a sponsorship agreement with Ferrari S.p.A.

          8  For a further discussion of free cash flow, see the "Non-IFRS Measures" section of this Report.

          9  For a further discussion of net debt and net debt to EBITDA, see the "Non-IFRS Measures" section of this Report.

        Ray-Ban signed an agreement as a sponsor of Scuderia Ferrari. As part of the sponsorship, the Ray-Ban logo will appear on SF16-H Ferrari's Formula One car livery.

October

        On October 3, 2016, Luxottica Group and Intel Corporation announced the launch of Radar PaceTM, smart eyewear, featuring a real-time voice activated coaching system. Radar Pace is the result of significant research and development between Luxottica's Oakley brand and Intel. Radar Pace is a revolutionary device which creates dynamic and personalized training programs, tracks performance, coaches in real-time and responds naturally to questions asked by the user.

November

        On November 7, 2016, the Group announced the conclusion of the share buyback program up to 4 million ordinary shares.

        On November 25, 2016, Luxottica Group announced that it has exercised the option to acquire the remaining 63.2% of the shares in Salmoiraghi & Viganò. On December 28, 2016 Luxottica Group closed this acquisition.

December

        On December 22, 2016, Luxottica Group announced the renewal of an exclusive license agreement with Ralph Lauren Corporation for the development, production and worldwide distribution of sunglasses and prescription frames under certain Ralph Lauren brands, including Polo and Ralph Lauren.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 9.1 billion in 2016, approximately 82,282 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of December 31, 2016 for additional disclosures about our operating segments.

        Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $ 1.1069 in 2016 from Euro 1.00 = U.S. $1.1095 in 2015. Our results of operations are also susceptible to currency fluctuations between the Euro and the Australian Dollar due to the Australian subsidiary OPSM group. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk.

Results of operations

Consolidated statement of income (Amounts in thousands of Euro)	2016	% Net sales	2015	% Net sales	% Variance

Net Sales	9,085,707	100.0%	8,836,578	100.0%	2.8%
Cost of sales	3,153,264	34.7%	2,835,426	32.1%	11.2%

Gross Profit	5,932,443	65.3%	6,001,152	67.9%	(1.1)%

Selling	2,889,177	31.8%	2,778,837	31.4%	4.0%
Royalties	169,890	1.9%	168,669	1.9%	0.7%
Advertising	567,895	6.3%	589,718	6.7%	(3.7)%
General & Administrative	960,214	10.6%	1,087,484	12.3%	(11.7)%

Total Opereting expenses	4,587,176	50.5%	4,624,708	52.3%	(0.8)%

Income from operations	1,345,267	14.8%	1,376,445	15.6%	(2.3)%

Interest Income	15,469	0.2%	11,190	0.1%	38.2%
interest expense	(81,528)	(0.9)%	(106,439)	1.2%	(23.4)%
other—net	39,486	0.4%	(3,281)	(0.0)%	(100)%

Total other Income (Expense)	(26,573)	(0.3)%	(98,530)	(1.1)%	(73.0)%

Income before provision for income taxes	1,318,693	14.5%	1,277,914	14.5%	3.2%

Provision for Income taxes	(466,373)	(5.1)%	(471,042)	(5.3)%	(1.0)%

Net income	852,321	9.4%	806,873	9.1%	5.6%

Of which attribuible to
—Luxottica Group stockholders	850,524	9.4%	804,119	9.1%	5.8%
—Non-controlling interests	1,797	0.0%	2,753	0.0%	(34.7)%

*
In 2015 the retail distribution segment subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of the Company and other subsidiaries in the consolidated Group that report on a calendar-year basis without significant impact. In 2016 all the subsidiaries of the Group reported on a calendar-year basis.

        In order to represent the Group's operating performance on a consistent basis in this Management Report, certain information as represented in the Group's Consolidated Financial Statements have been adjusted to take into account the following events:

        During 2016, the Group incurred:

  •
  non-recurring expenses of Euro 17.4 million (Euro 11.9 million impact on net income) related to (i) the termination of the employment of Mr. Adil Mehboob-Khan the former Group CEO for Markets and (ii) the Oakley integration.

  •
  non-recurring income of Euro 35.7 million related to the acquisition of Salmoiraghi & Viganò.

  •
  non-recurring expenses of Euro 69.5 million (Euro 55.0 million net of taxes) related to the Company's restructuring and reorganization

        During 2015, the Group incurred:

  •
  non-recurring expenses of Euro 66.4 million (Euro 49.8 million net of taxes) related to the reorganization of Oakley and other minor projects.

  •
  sales related to the EyeMed Adjustment (as defined above) equal 174.3 million.

        The Group's income from operations, EBITDA and net income attributable to Luxottica Group stockholders adjusted for items set forth above are as follows:

Adjusted measures (Amounts in millions of Euro)	2016	% Net sales	2015	% Net sales	% Variance

Adjusted net sales	9,085.7	100%	9,010.8	100%	0.8%
Adjusted cost of sales	3,134.6	34.5%	3,009.0	33.4%	4.2%
Adjusted income from operations	1,432.1	15.8%	1,442.8	16.0%	(0.7)%
Adjusted EBITDA	1,945.0	21.4%	1,919.7	21.3%	1.3%
Adjusted net Income attributable to Group's Stockholders	881.7	9.7%	854.0	9.5%	3.3%

        Net Sales.    Net sales increased by Euro 249.1 million, or 2.8%, to Euro 9,085.7 million in 2016 from Euro 8,836.6 million in 2015. This increase represents increased sales of Euro 314.0 million in the retail distribution segment during 2016 as compared to 2015, which was partially offset by decreased sales of Euro 64.9 million in the manufacturing and wholesale distribution segment during 2016 as compared to 2015. Adjusted net sales in 2015, which include the EyeMed Adjustment of 174.3 million, were Euro 9,010.8 million.

        A reconciliation of adjusted net sales2, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Net Sales	9,085.7	8,836.6
—EyeMed Adjustment	—	174.3

Adjusted net sales	9,085.7	9,010.8

        Net sales for the retail distribution segment increased by Euro 314.0 million, or 6.0%, to Euro 5,558.0 million in 2016 from Euro 5,244.0 million in 2015. The increase in net sales for the period was partially attributable to a 0.6% increase in comparable store sales. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, did not generate any significant change on the net sales in the retail distribution segment.

        Adjusted net sales2 for the retail distribution segment in 2015, which included the EyeMed Adjustment of 174.3 million, were Euro 5,418.3 million and adjusted net sales for the retail distribution segment in 2016 increased to Euro 5,558.0 million. A reconciliation of adjusted net sales2 for the retail distribution segment, a non-IFRS measure, to net sales of the retail distribution segment, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Net Sales Retail	5,558.0	5,244.0
—EyeMed Adjustment	—	174.3

Adjusted net sales Retail	5,558.0	5,418.3

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 64.9 million, or 1.8%, to Euro 3,527.7 million in 2016 from Euro 3,592,6 million in 2015. This decrease was mainly attributable to a revision of our trade policies through the following actions: (i) a review of prices in certain markets in order to avoid inequality and arbitrage in different geographical areas, and (ii) a review of client portfolios and the implementation of a new Minimum Advertising Price (MAP) policy.

        In 2016, net sales in the retail distribution segment accounted for approximately 61.2% of total net sales, as compared to approximately 59.3% of total net sales in 2015. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 6.0% increase in net sales for the retail distribution segment, which was partially offset by a 1.8% decrease in net sales for the manufacturing and wholesale distribution segment for 2016.

        In 2016 net sales in our retail distribution segment in the United States and Canada increased to approximately 78.2 percent from of our total net sales in this segment from 78.1 percent in 2015. In U.S. dollars, retail net sales in the United States and Canada increased by 6.0% to U.S. $ 4,819.5 million in 2016 from U.S. $4,546.0 million in 2015, due to sales volume increases. Net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) were 21.8% and 21.9% of total net sales in the retail distribution segment in 2016 and 2015, respectively. During 2016, net sales increased by 5.8% to Euro 1,212.9 million from Euro 1,146.8 million in 2015.

        In 2016, net sales in our manufacturing and wholesale distribution segment in Europe were Euro 1,382.2 million, comprising 39.2% of our total net sales in this segment, compared to Euro 1,366.4 million, or 38.0% of total net sales in this segment, in 2015, increasing by Euro 15.8 million or 1.2% in 2016 as compared to 2015. The increase in net sales in Europe in 2016 compared to 2015 was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $ 1,138.5 million and comprised 29.0% of our total net sales in this segment in 2016, compared to U.S. $1,169.3 million, or 29.3% of total net sales in this segment, in 2015. The decrease in net sales in the United States and Canada in 2016 compared to 2015 was primarily due to the implementation of our MAP policy. In 2016, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,120.9 million, comprising 31.8% of our total net sales in this segment, compared to Euro 1,172.2 million, or 32.6% of our net sales in this segment, in 2015.

        Cost of Sales.    Cost of sales increased by Euro 317.8 million, or 11.2%, to Euro 3,153.3 million in 2016 from Euro 2,835.4 million in 2015. As a percentage of net sales, cost of sales increased to 34.7% in 2016 from 32.1% in 2015.

        The average number of frames produced daily in our facilities in 2016 was approximately 349,488 and 346,991 in 2016 and 2015, respectively.

        Adjusted cost of sales10, excludes Restructuring and reorganization expenses and non-recurring expenses of Euro 18.7 million, was Euro 3,134.6 in 2016.

        A reconciliation of adjusted cost of sales10, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Cost of sales	3,153.3	2,835.4
—EyeMed Adjustment	—	174.3
—Restructuring and reorganization expenses	(18.6)	0
—Non-recurring expenses	(0.1)	(0.7)

Adjusted cost of sales	3,134.6	3,009.0

          10  For a further discussion of adjusted cost of sales, see the "Non-IFRS Measures" section of this Report

        Gross Profit.    Our gross profit decreased by Euro 68.7 million, or 1.1%, to Euro 5,932.4 million in 2016 from Euro 6,001.2 million in 2015. As a percentage of net sales, gross profit decreased to 65.3% in 2016 from 67.9% in 2015.

        Adjusted gross profit11 for 2016, excluding Restructuring and reorganization expenses of Euro 18.6 million and non-recurring expenses of Euro 0.1 million, was Euro 5,951.1 million, or 65.5% as percentage of net sales. Adjusted gross profit for 2015, excluding non-recurring expenses of Euro 0.7 million, was Euro 6,001.8, or 66.6% as percentage of net sales.

        Please find the reconciliation between adjusted gross profit and gross profit in the following table:

(Amounts in millions of Euro)	2016	2015

Gross profit	5,932.4	6,001.2
—Restructuring and reorganization expenses	18.6	—
—Non-recurring expenses	0.1	0.7

Adjusted gross profit	5,951.1	6,001.8

        Operating Expenses.    Total operating expenses decreased by Euro 37.5 million, or –0.8%, to Euro 4,587.2 million in 2016 from Euro 4,624.7 million in 2015. As a percentage of net sales, operating expenses were 50.5% in 2016 compared to 52.3% in 2015.

        Total adjusted operating expenses12 decreased by Euro 40.0 million, or 0.9%, to Euro 4,519.0 million in 2016 from Euro 4,559.0 million in 2015, excluding, for 2016, restructuring and reorganization expenses of Euro 50.9 million and Non-recurring Expenses of Euro 17.3 million. As a percentage of net sales, adjusted operating expenses decreased to 49.7% in 2016 from 50.6% in 2015.

        A reconciliation of adjusted operating expenses12, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Operating expenses	4,587.2	4,624.7
—Restructuring and reorganization expenses	(50.9)	—
—Non-recurring expenses	(17.3)	(65.7)

Adjusted operating expenses	4,519.0	4,559.0

        Selling and advertising expenses (including royalty expenses) increased by Euro 89.7 million, or 2.5%, to Euro 3,627.0 million in 2016 from Euro 3,537.2 million in 2015. Selling expenses increased by Euro 110.3 million, or 4.0% to Euro 2,889.2 million in 2016 from Euro 2,778.8 million in 2015. As a percentage of net sales, selling expenses were 31.8% and 31.4% in 2016 and 2015, respectively. Advertising expenses decreased by Euro 21.82 million, or –3.7%. As a percentage of net sales, advertising expenses were 6.3% in 2016 and 6.7% in 2015. Royalties increased by Euro 1.2 million, or 0.7%. As a percentage of net sales, royalty expenses were 1.9% in each of 2016 and 2015.

          11  For a further discussion of adjusted gross profit, see the "Non-IFRS Measures" section of this Report

          12  For a further discussion of adjusted operating expenses, see the "Non-IFRS Measures" section of this Report

        Adjusted selling expenses13, excluding Restructuring and reorganization expenses of Euro 10.1 million and non-recurring expenses of Euro 0.4 million for 2016, were Euro 2,878.7 million as compared to adjusted selling expenses of Euro 2,773.3 million in 2015. As a percentage of net sales adjusted selling expenses were 31.7% in 2016.

        A reconciliation of adjusted selling expenses13, a non-IFRS measure, to selling expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Selling expenses	2,889.2	2,778.8
—Restructuring and reorganization expenses	(10.1)
—Non-recurring expenses	(0.4)	(5.5)

Adjusted selling expenses	2,878.7	2,773.3

        General and administrative expenses, including intangible asset amortization, decreased by Euro 127.3 million, or –11.7%, to Euro 960.2 million in 2016, as compared to Euro 1,087.5 million in 2015. As a percentage of net sales, general and administrative expenses were 10.6% and 12.3% in 2016 and 2015.

        Adjusted general and administrative expenses14 decreased by Euro 124.8 million, or –12.1%, to Euro 902.6 million in 2016 as compared to Euro 1,027.4 million in 2015. This amount excludes in 2016 Restructuring and reorganization expenses of Euro 40.8 million and non-recurring expenses of Euro 16.9 million. As a percentage of net sales, adjusted general and administrative expenses decreased to 9.9% in 2016 from 11.4% in 2015.

        A reconciliation of adjusted general and administrative expenses14, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

General and administrative expenses	960.2	1,087.5
—Restructuring and reorganization expenses	(40.8)	—
—Non-recurring expenses	(16.9)	(60.1)

Adjusted general and administrative expenses	902.6	1,027.4

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 31.2 million, or –2.3%, to Euro 1,345.3 million in 2016 from Euro 1,376.4 million in 2015. As a percentage of net sales, income from operations decreased to 14.8% in 2016 from 15.6% in 2015.

        Adjusted income from operations4 for 2016 excludes restructuring and reorganization expenses of Euro 69.5 million and non-recurring expenses of Euro 17.4 million decreased by Euro 10.7 million, or –0.7%, to Euro 1,432.1 million in 2016 from Euro 1,442.8 million in 2015. Adjusted income from operations for 2015 excludes non-recurring expenses of Euro 66.4 million. As a percentage of net sales, adjusted income from operations decreased to 15.8% in 2016 from 16.0% in 2015.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further

          13  For a further discussion of adjusted selling expenses, see the "Non-IFRS Measures" section of this Report

          14  For a further discussion of adjusted G&A expenses, see the "Non-IFRS Measures" section of this Report discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Income from operations	1,345.3	1,376.4
—Restructuring and reorganization expenses	69.5	—
—Non-recurring expenses	17.4	66.4

Adjusted income from operations	1,432.1	1,442.8

        Other Income (Expense)—Net.    Other income net was Euro 26.6 million in 2016 as compared to Euro 98.5 million in 2015. Net interest expense was Euro (66.1) million in 2016 as compared to Euro 95.2 million in 2015. Other income in 2016, which totaled 39.5 million, was mainly related to the capital gain of Euro 35.7 million that was generated with the acquisition of Salmoiraghi & Viganò.

        Net Income.    Income before taxes increased by Euro 40.8 million, or 3.2%, to Euro 1,318.7 million in 2016 from Euro 1,277.9 million in 2015. As a percentage of net sales, income before taxes was 14.5% in each of 2016 and 2015. Adjusted income before taxes15 increased by Euro 25.6 million, or 1.9%, to Euro 1,369.8 million in 2016 from Euro 1,344.3 million in 2015. As a percentage of net sales, adjusted income before taxes increased to 15.1% in 2016 from 14.9% in 2015.

        A reconciliation of adjusted net income before taxes15, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2016	2015

Net income before taxes	1,318.7	1,277.9
—Restructuring and reorganization expenses	69.5	—
—Non-recurring expenses	17.4	66.4
—Non-recurring income	(35.7)	—

Adjusted net income before taxes	1,369.8	1,344.3

        Our effective tax rate was 35.4% and 36.9% in 2016 and 2015, respectively. Our adjusted tax rate, which excludes in 2016 the tax effect of the integration of Oakley Japan and the tax effect of the above mentioned adjustments, was 35.5% and 36.3%, in 2016 and 2015 respectively.

        A reconciliation of the adjusted tax rate16, a non-IFRS measure, to the tax rate, the most directly comparable IFRS measure, is presented in the table below:

2016 (Amounts in millions of Euro)	Income before taxes	Taxes	Net Income	Tax Rate	Reconciliation tax rate adjusted*

Reported	1,318.7	(466.4)	852.3	35.4%	34.0%
Restructuring and reorganization expenses	69.5	(14.5)	55.0	20.9%	1.1%
Non-recurring expenses	17.4	(5.4)	12.0	31.2%	0.4%
Non-recurring income	(35.7)	—	(35.7)	0.0%	0.0%

Adjusted	1,369.8	(486.3)	883.5	35.5%	35.5%

*
Amount of reported taxes and taxes related to adjustment in percentage terms.

          15  For a further discussion of adjusted income before taxes, see the "Non-IFRS Measures" section of this Report

          16  For a further discussion of adjusted tax rate, see the "Non-IFRS Measures" section of this Report

2016 (Amounts in millions of Euro)	Income before taxes	Taxes	Net Income	Tax Rate	Reconciliation tax rate adjusted*

Reported	1,277.9	(471.0)	806.9	36.9%	35.0%
Restructuring and reorganization expenses	66.4	(16.5)	49.8	24.9%	1.2%

Adjusted	1,344.3	(487.6)	856.7	36.3%	36.3%

*
Amount of reported taxes and taxes related to adjustment in percentage terms

        Net income attributable to non-controlling interests was equal to Euro 1.8 million and Euro 2.8 million in 2016 and 2015, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 46.4 million, or 5.8%, to Euro 850.5 million in 2016 from Euro 804.1 million in 2015. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.4% in 2016 from 9.1% in 2015.

        Adjusted net income attributable to Luxottica Group stockholders increased by Euro 27.8 million, or 3.3%, to Euro 881.7 million in 2016 from Euro 854.0 million in 2015. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.7% in 2016 from 9.5% in 2015.

        A reconciliation of adjusted net income attributable to Luxottica Group stockholders17, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Net income attributable to Luxottica Group stockholders	850.5	804.1
—Restructuring and reorganization expenses	69.,5	—
of which tax effect	(14.5)
—Non-recurring expenses	17.4	66.4
of which tax effect	(5.4)	(16.6)
—Non-recurring income	(35.7)	—
of which tax effect	—

Adjusted net income attributable to Luxottica Group stockholders	881.7	854.0

        Basic earnings per share were Euro 1.77 in 2016 and Euro 1.68 in 2015. Diluted earnings per share were Euro 1.77 in 2016 and Euro 1.67 in 2015.

        Adjusted basic earnings per share18 were Euro 1.84 in 2016 and Euro 1.78 in 2015. Adjusted diluted earnings per share were Euro 1.84 in 2016 and Euro 1.77 in 2015.

          17  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see the "Non-IFRS Measures" section of this Report

          18  For a further discussion of adjusted basic earnings per share and adjusted diluted earnings per share, see the "Non-IFRS Measures" section of this Report

Cash Flow

        The following table sets forth certain items included in our statements of consolidated cash flows of this report for the periods indicated.

Consolidated statements of cash flows (Amounts in millions of Euro)		December 31, 2016	December 31, 2015

A)	Cash and cash equivalent at the beginning of the period	864,852	1,453,587

B)	Net cash provided by operating activities	1,311,270	1,197,291
C)	Cash provided/(used) in investing activities	(763,712)	(483,319)
D)	Cash provided/(used) in financing activities	(572,415)	(1,354,291)
E)	Effect of exchange rate changes on cash and cash equivalents	26,869	51,582

F)	Net change in cash and cash equivalents	2,011	(588,735)

G)	Cash and cash equivalent at the end of the period	866,864	864,852

        Operating Activities.    The Company's net cash provided by operating activities in 2016 and 2015 was Euro 1,311.3 million and Euro 1,197.3 million, respectively.

        Depreciation and amortization were Euro 512.8 million in 2016 as compared to Euro 476.9 million in 2015. The increase in depreciation and amortization in 2016 as compared to 2015 is mainly due to the strengthening of Euro towards the major currencies in which the Group operates.

        Non-cash stock-based compensation expense was equal to Euro 9.6 million in 2016 as compared to Euro 49.7 million in 2015. The decrease in 2016 as compared to 2015 is mainly due to the exhaustion of the employee stock options plans.

        The change in accounts receivable was equal to Euro (28.8) million in 2016 as compared to Euro (108.6) million in 2015. The variation is mainly due to the combined effect of lower sales in some geographic areas and strict credit management.

        The inventory change was Euro (7.2) million in 2016 compared to (85.2) million in 2015. The variation is mainly due to a strict and efficient management for the inventory.

        The change in accounts payable was equal to Euro (28.8) million in 2016 compared to 115.6 million in 2015. This change is mainly due to the review of contractual terms with certain strategic suppliers.

        Cash generation from other assets and liabilities was equal to Euro 30.0 million and Euro (7.8) million respectively for 2016 and 2015. The change in 2016 is primarily driven by the increase in the liability to employees in the retail division North America due to the timing in payment of salaries to store personnel whereas in 2015 amounts were impacted by the change in the reporting calendar for certain subsidiaries in the Retail segment.

        Taxes paid during 2016 were equal to Euro 475.4 million and in 2015 were equal to Euro 565.9 million.

        The interest paid was equal to 79.7 million and 79.8 million for 2016 and 2015, respectively.

        Investing Activities.    The Company's net cash used in investing activities was Euro 763.7 million and Euro 483.3 million in 2016 and 2015, respectively. The investment activities in 2016 were related primarily to (i) the acquisition of tangible assets for Euro 546.2 million, (ii) the acquisition of intangible assets for Euro 111.8 million, and (iii) the acquisition of 63.2% of Salmoiraghi & Viganò for an amount, net of the cash acquired, for Euro 127.5 million.

        The primary investment activities in 2015 were related to (i) the acquisition of tangible assets for Euro 319.8 million, (ii) the acquisition of intangible assets for Euro 144.0 million, primarily related to IT infrastructure, and (iii) the acquisition of Sunglass Warehouse for Euro 21.0 million.

        Financing Activities.    The Company's net cash used in financing activities was Euro 572.4 million in 2016 and Euro 1,354.3 million in 2015. Cash used by financing activities in 2016 consisted primarily of (i) Euro 427.7 million used to pay dividends to the shareholders of the Company, (ii) Euro 92.4 million related to the increase in bank overdrafts, and (iii) Euro 219.7 million related the acquisition of Luxottica shares. These amounts are offset by the exercise of stock options equal to Euro 10.1 million.

        Cash used by financing activities in 2015 consisted primarily of (i) Euro 649.3 million related to the payment of existing debt, (ii) Euro 689.7 million used to pay dividends to the shareholders of the Company; (iii) Euro 39.0 million related to the decrease in bank overdrafts, and (iv) Euro 19.0 million related the acquisition of the remaining 49% of Luxottica Netherlands. These amounts are offset by the exercise of stock options equal to Euro 47.7 million.

Consolidated statement of financial position

ASSETS (In thousands of Euro)	December 31, 2016	December 31, 2015	Variance %

CURRENT ASSETS:
Cash and cash equivalents	866,864	864,852	0%
Accounts receivable	932,340	858,053	9%
Invenory	893,472	833,272	7%
Other current Assets	283,659	272,932	4%
Assets for sales	51,284	—	0%

Total Current Asset	3,027,618	2,829,109	7%
NON-CURRENT ASSETS:
Property, plant and equivalent	1,672,554	1,435,524	17%
Goodwill	3,871,442	3,596,983	8%
Intangible assets	1,477,316	1,442,148	2%
Investiments	20,186	65,378	–69%
Other not current assets	97,300	105,574	–8%
Deferred tax assets	133,369	174,433	–24%

Total non-current assets	7,272,168	6,820,040	7%

TOTAL ASSETS	10,299,787	9,649,148	7%

LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Euro)	December 31, 2016	December 31, 2015	Variazione

CURRENT LIABILITIES:
Short-term borrowing	208,813	110,450	89%
Current portion of long-term debt	154,094	44,882	100%
Accounts payable	944,402	927,186	2%
Income taxes payable	17,238	34,179	–50%
Short-term provisions for risks and other charges	145,701	118,779	47%
Other current liabilities	745,921	671,424	11%

Total current liabilities	2,216,168	1,906,900	18%
NON-CURRENT LIABILITIES
Long-term debt	1,680,951	1,715,104	–2%
Employee benefits	159,364	136,200	17%
Deferred tax liabilities	257,036	277,327	–7%
Long-term provisions for risks and other charges	122,107	104,508	18%
Other non-current liabilities	79,783	91,391	–13%

Total non-current liabilities	2,299,241	2,324,529	–1%
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' Equity	5,778,423	5,412,524	6%
Non-controlling interests	5,954	5,169	15%

Total stockholders' Equity	5,784,378	5,417,719	6%

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	10,299,787	9,649,148	7%

        As of December 31, 2016 total assets increased by Euro 650.6 million to Euro 10,299.8 million, compared to Euro 9,649.1 million as of December 31, 2015 as a result of an increase in non-current assets of Euro 452.1 million and in current assets of Euro 198.5 million.

        The increase in current assets of Euro 198.5 million was due to the following: (i) increase in cash equivalents of Euro 2.0 million mainly due to the net financial position as described in following paragraph; (ii) increase in trade payables (Euro 74.3 million) mainly due to the increase in sales during 2016; (iii) increase in inventory (Euro 60.2 million) aimed at improving the quality of the customer experience by having inventory levels in line with customer demand; and (iv) increase in other assets (Euro 62.0 million) mainly due to the reclassification of assets available for sale of property held by the Group sold in March 2017.

        The increase in non-current assets in the amount of Euro 452.1 million is due to the increase in the tangible assets (Euro 237 million), in goodwill (Euro 274.5 million) and intangible assets (Euro 35.2 million). This increase is partially offset by the following: (i) decrease in investments (Euro 45.2 million) impacted by the change to the consolidation methodology applied to Salmoiraghi & Viganò following the acquisition of control of the entity by the Group; (ii) decrease in other non-current assets (Euro 8.3 million); and (iii) decrease in the deferred tax assets (Euro 41.1 million). The change to the deferred tax assets should be analyzed in conjunction with deferred tax liabilities. The net balance on the deferred tax liabilities increased by Euro 20.8 million. The increase in net tangible assets is attributable to the acquisition in the period equal to Euro 548.6 million and the acquisition of Salmoiraghi & Viganò equal to Euro 20.2 million. This effect is partially offset by the negative effect of the changes on conversion rates for the amount at December 31, 2016 (Euro 21.4 million), from the depreciation in the period equal to Euro 288.9 million and from the decreases in the period equal to Euro 21.5 million. The increase in intangible assets is attributable to the acquisition in the period equal to Euro 103.0 million, to the positive effect on the currency rate changes for Euro 118.3 million, to the

Salmoiraghi & Viganò business combination equal to Euro 313.6 million and partially offset by the depreciation in the period equal to Euro 223.9 million. The increase in goodwill is due to the positive effect of the currency rate changes for Euro 84.5 million and from the Salmoiraghi & Viganò business combination equal to Euro 190.0 million.

        The increase of Euro 650.6 million in liabilities is attributable to the increase in equity (Euro 366.7 million) and from current liabilities (Euro 309.3 million). These changes are partially offset by the decrease in non-current liabilities (Euro 25.3 million).

        The increase in current liabilities was mainly due to: (i) a decrease in financial liabilities (Euro 207.6 million) as described in the following paragraph; (ii) an increase in short-term provision for risks and other charges of Euro 26.9 million, mainly due to tax provisions and to returns provisions (Euro 23.8 million); (iii) an increase in trade payables (Euro 17.2 million) mainly due payment procedures, to the growth of sales volumes and to the strengthening of foreign currencies in which the Group operates compared to the Euro; (iv) an increase in other liabilities (Euro 74.5 million) mainly due to changes in liabilities related to employee wages and salaries, payroll and commercial taxes; and (v) a decrease in liabilities for current taxation (Euro 16.9 million) due to a major payment made by the Company.

        The change in non-current liabilities was mainly due to the following factors: (i) decrease in long term financial payables (Euro 34.2 million) previously described in the paragraph related to net financial position; (ii) increase in employees funds for Euro 23.2 million related to timing effects; (iii) decrease in the deferred tax liabilities for Euro 20.3 million; (iv) increase in long term risk funds for Euro 17.6 million; and (v) decrease in other liabilities for Euro 11.6 million.

        Our net financial position as of December 31, 2016 and December 31, 2015 was as follows:

Net financial position (Amounts in thousands of Euro)	December 31, 2016	December 31, 2015

Cash and cash equivalents	866,864	864,852
Bank overdrafts	(208,813)	(110,450)
Current portion of long term debt	(154,094)	(44,882)
Total non-current liabilities	(1,680,951)	(1,715,104)

Total net debt	(1,176,993)	(1,005,584)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group, the rate applied is related to the currency of the loan and, normally, is floating.

        As of December 31, 2016, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 349.4 million. The interest rate is a floating rate. As of December 31, 2016 these credit lines were utilized for Euro 100 million.

        As of December 31, 2016, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit of Euro 118.5 million (US $ 124.9 million converted at applicable exchange rate for the period ended December 31, 2016). The interest rate is a floating rate. As of December 31, 2016 these credit lines were not utilized. At December 31, 2016 there was Euro 50.8 million in aggregate face amount of stand-by letters of credit outstanding.

        As of December 31, 2016 the aggregate of current and non-current long-term debt compared to December 31, 2015 increased by Euro 75.1 million mainly due to the Salmoiraghi & Viganò acquisition and capital leases increases.

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 651.6 million in 2016 and Euro 513.6 million in 2015, analyzed as follows (in millions of Euro):

(Amounts in millions of Euro)	December 31, 2016	December 31, 2015

Manufacturing and wholesale distribution and Corporate	310.1	211.0
Retail distribution	341.5	302.6

Group Total	651.6	513.6

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 128.1 million in 2016 and Euro 86.9 million in 2015), in North America (Euro 105.7 million in 2016 and Euro 53.8 million in 2015 and, in China (Euro 56.5 million in 2016 and Euro 51.0 million in 2015). The overall increase in capital expenditures in 2016 as compared to 2015 is related to routine technology upgrades and expansion of the manufacturing structure and to the continued roll-out of the IT platform.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 280.9 million in 2016 and Euro 236.4 million in 2015) and Australia and China (Euro 26.0 million in 2016 and Euro 29.2 million in 2015) and related, for both 2016 and 2015, to the opening of new stores, the remodeling of older stores, and to projects for upgrading the management information system.

        Intangible assets of Euro 5,348.7 million primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income was Euro 512.8 million in 2016 as compared to Euro 476.9 million in 2015.

5.     HUMAN RESOURCES

  Group workforce

        As of December 31, 2016, Luxottica Group had 82,282 employees, of which 58.3% were dedicated to the retail business, 11.4% to the wholesale business and 29.6% to production and distribution activities. Central corporate services based in Milan represent 0.7% of the total Group workforce.

        In terms of geographical distribution, 50.7% of the total Luxottica workforce operates in North America, 17.5% in Europe, 24.3% in Asia-Pacific, 6.7% in Latin America and 0.8% in the Middle East and South Africa.

        The table below summarizes the workforce split by business and geographical area as of December 31, 2016.

Business Area	N. Employee 2016	2016%

Retail	47,961	58.3%
Operations	24,402	29.6%
Wholesale	9,354	11.4%
Corporate	565	0.7%

Total Group	82,282	100%

Geographic Area	N. Employee 2016	2016%

North America	41,734	50.7%
Asia Pacific	19,980	24.3%
Europe	14,423	17.5%
Latin America	5,460	6.7%
Middle East & South Africa	685	0.8%

Total Group	82,282	100%

        The success of Luxottica and its Human Resource management strategy in 2016 was based on the following elements: dedicated focus on employee development of key skill sets, realization of career potential and a merit-based work environment free of discrimination. The strategic pillars set forth above are detailed in the initiatives and activities described below.

  Development and Organizational Wellness Initiatives

  Personal and Professional Development

        In 2016, Luxottica further developed its initiatives supporting Professional Requirements Planning and Technical and Managerial Career Development. It also consolidated strategies at regional levels, allowing greater focus on the specific needs of management and teams in different markets. New initiatives where launched to support functional and organizational development, such as the International Finance Academy, which was held in April 2016 and it was addressed to an international group of Finance and Control professionals.

        A desire for strong leadership at every organizational level resulted in the launch of several regional initiatives coordinated by the Corporate Learning and Development Team. The Group concluded the Personal Excellence program which started in 2015, and targeted the most talented leaders in the organization. This nine-month program offered three training modules where senior managers, in order to continue to develop in their role, focused on their own leadership style and acquired additional managerial skills. At the regional level, two other initiatives where further promoted: the Leadership Lab, which helps managers from different businesses across Europe create their own authentic leadership style by developing self-awareness, personal vision and their ability to enhance team performance, and the Coaching Academy, which focuses on strengthening coaching skills in our middle managers to support a culture of feedback within the different regions. In 2016, two editions of the Coaching Academy took place, one in North America and one in Greater China.

  The Culture of Feedback and Pulse Survey

        Given the results achieved in organizational effectiveness and the positive impact on employee engagement, in 2016 the Group decided to continue the Pulse Survey, the tool Luxottica uses to measure the feedback culture within the Company. All managers, in partnership with local HR teams in each geography and business unit, have continued to hold regular "Meaningful Conversations" with their staff. On average, as measured in the four quarters of 2016, as many as 85% of respondents indicated that they had had a meaningful conversation with their managers in the previous three months. These results were aided by training activities as well as a new a global community open to all Luxottica employees called "IMPACT," aimed at providing personal and professional growth opportunities to increase one's personal impact in the company.

  The Code of Ethics

        In 2016, all Group geographies were involved in a global effort to promote the Luxottica Code of Ethics throughout the organization. Starting in March 2016, all Luxotticans were invited to a series of training initiatives, designed and delivered by local HR teams. These initiatives ranged from face to face training to online courses and all training was reinforced by completion of a final Questionnaire designed to test the effectiveness of the training modules. More than 80% of Luxotticans successfully completed this training and the Questionnaire showing great awareness regarding the contents and principles of our Code of Ethics.

        In 2016, 1100 Luxotticans from EMEA's wholesale team were involved in anti-trust on-line training initiatives. In 2017, the Company will continue to conduct training on a global basis with respect to anti-corruption, privacy and contract management.

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in the corporate governance report which is an integral part of the annual financial report. For additional details please refer to Report on Corporate Governance.

7.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 30 of the Notes to the Consolidated Financial Statements as of December 31, 2016.

8.     RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

a) If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship. All of these factors could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

b) If our business suffers due to changing local conditions, our profitability and future growth may be affected.

        We currently operate worldwide and have our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  local antitrust and other market abuse provisions;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

c) Recent political changes in certain countries in which we do significant business have resulted in global regulatory uncertainty with respect to international trade may and could materially adversely affect our business, financial condition and results of operations by increasing costs and slowing distribution processes.

        On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as "Brexit." As a result of the referendum, the British government formally notified the European Union of the United Kingdom's intent to withdraw on March 29, 2017 in order to begin negotiating the terms of the United Kingdom's future relationship with the European Union. Although it is unknown what those terms will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

        In addition, in the United States, the new leadership has expressed a desire to reevaluate and potentially modify existing trade agreements, such as North America Free Trade Agreement, to restrict free trade, including significant increases in tariffs on goods imported into the United States. Any future changes in U.S., political, regulatory or economic conditions or in laws policies governing foreign trade, manufacturing, development and investment in the territories countries where we currently develop and sell products could adversely affect our business.

d) If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

e) Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

Risks relating to the Combination with the Essilor

f) The completion of the Combination is subject to a number of conditions precedent, any of which may prevent or delay the Combination if it is not satisfied or waived.

        The Contribution to Essilor of the Luxottica shares held by Delfin, and by extension the Combination, is subject to a number of conditions precedent, including approval by the shareholders of Essilor and clearance from the relevant anti-trust authorities. There can be no guarantee that these conditions will be satisfied or waived in a timely fashion or at all. Any failure or delay in respect thereof could prevent the completion of the Contribution or delay the completion of the Combination, which could reduce the synergies and benefits that are expected as a result of the Combination.

g) The integration of the operations of Luxottica and Essilor may not be successful and may disrupt operations or generate unanticipated expenses.

        The anticipated benefits of the contemplated Combination will depend in part on the successful integration of the activities of Luxottica and Essilor, which are two complex groups of considerable size that currently operate independently. The companies could encounter significant difficulties in implementing an integration plan, some of which may be unforeseen or beyond the control of Luxottica and Essilor. There is no certainty that all anticipated synergies and benefits will be realized as envisaged. In addition, the process of integration will be complex and time-consuming, and management will have to devote significant time and resources to the effort. These efforts could divert management's focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Integration efforts also may generate significant unanticipated costs, which could adversely affect the Company's or the combined company's financial condition and results of operations.

h) The Combination may trigger change of control provisions in certain of Luxottica's financing and operating agreements.

        The Combination could potentially trigger certain change of control provisions (including requirements to obtain approval from a counterparty or, in the case of certain financing documents, that Luxottica redeem securities from investors), which could result in a range of adverse consequences, including termination of the contracts, rendering amounts owed by Luxottica immediately payable or requiring amendments to the contracts. Luxottica may be unable to obtain the required consent of a counterparty or may be required to renegotiate contracts on terms that are less favorable to Luxottica in connection with obtaining such consent.

i) The Combination contemplates a mandatory tender offer for all of the shares of Luxottica that are outstanding subsequent to the Contribution, which could diminish the liquidity of the Luxottica shares that are held by shareholders that do not tender their shares.

        The Combination contemplates that, after the Contribution, Essilor will launch a mandatory exchange tender offer for all outstanding shares of Luxottica, pursuant to articles 102 and 106 of the Italian Financial Act, at the same exchange ratio that is applicable to the Contribution. The tender offer would be conducted with a view toward the delisting of the Luxottica shares from the Borsa Italiana and its ADRs from the New York Stock Exchange. Nevertheless, Luxottica's ability to delist will depend on the acceptance level of Luxottica shareholders in the tender offer. If, following the tender offer, Essilor's squeeze out right under article 111 of the Italian Financial Act is not triggered but the Luxottica shares are delisted for lack of sufficient free float, or the free float is significantly reduced, Luxottica shareholders who did not tender their shares will hold shares that are less liquid and, consequently, could encounter difficulties in disposing of them.

Risks Relating to Our Business and Operations

j) If we are unable to successfully introduce new products and develop and defend our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop and defend our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

k) If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

l)     If we are unable to achieve our business objectives and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve our business objectives and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

m)   If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

n)    If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bvlgari, Tiffany & Co., Versace, Burberry, Ralph Lauren, DKNY, Paul Smith, Brooks Brothers, Stella McCartney, Tory Burch, Coach, Armani, Michael Kors and Starck Eyes. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2016 and 2015, no single license agreement represented greater than 5.0% of total sales.

o)    As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with international laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes, in particular, our manufacturing activities and services provided to us by third parties within our supply chain, which are subject to numerous workplace health and safety laws, environmental laws, labor laws and other similar regulations and restrictions on the sourcing of materials (including with respect to "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In addition, effective in 2016, the European Union has put in place new rules and regulations regarding privacy concerns, which impose fines and penalties for non-compliance that are calculated as a percentage of net sales. In certain circumstances, even if no fine or penalty is imposed for our failure to comply with an applicable law or regulation, we may suffer reputational harm if we fail to comply with applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley, Eye Safety Systems and EyeMed subsidiaries are U.S. government contractors or subcontractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations may impose various additional costs and risks on our business. For example, Oakley and Eye Safety Systems are required to obtain applicable governmental approvals, clearances and certain export licenses. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

p)    If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, fair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, brand names, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to coexist in the market with competitors utilizing the same or similar intellectual property, (ii) require us to grant licenses to, or obtain licenses from, third parties, (iii) prevent us from manufacturing or selling our products, (iv) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (v) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

q)    If we are unable to maintain our current operating relationship with host stores including of our retail licensed brands and other host relationships, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail licensed brands , including Sears Optical and Target Optica land other host relationships, including Macy's. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical, Target Optical or Macy's were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

r)     If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient and resilient distribution and production network or a significant disruption thereto should occur, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

s)    If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

        We are currently a party to certain legal proceedings. In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

t)     Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the Italian tax authority, the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for tax risks. Currently, some of our companies are under examination by various tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

u)    If there is any material failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, legal defense and settlement costs, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

v)     If we record a write-down for inventories that are obsolete or exceed anticipated demand or other assets the net realizable value of which is below the carrying amount, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

w)   Leonardo Del Vecchio, our chairman and principal stockholder, controls 62.55% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of December 31, 2016, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 302,846,957 Ordinary Shares, or 62.55% of the issued share capital. As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit him to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

x)     If we are not successful in transitioning our leadership structure as currently intended, our future growth and profitability may suffer.

        In October 2014, we announced the introduction of a management structure based on a co-CEO model, pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. In January 29, 2016, our Board of Directors approved a modification to our governance structure by assigning executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role of CEO for Product and Operations and assists the Executive Chairman. If the new model proves ineffective, there may be delays in the implementation of the Group's strategic plans and reductions or slowdowns of our future growth and profitability.

y)    If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

Financial Risks

z)     If the U.S. dollar or the Australian dollar weaken relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy and China. We also maintain manufacturing facilities in Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar, the Australian dollar and the Brazilian real. Therefore, a strengthening of the Chinese Yuan could negatively impact our consolidated results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

aa)  If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in a higher risk that we are unable to collect payments from our customers and, potentially, increased costs due to reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

9.     2017 OUTLOOK

        We operate in an industry with significant opportunity for growth. Over the past few years, by capitalizing on available opportunities and maintaining its strong competitive position, we have laid the foundation for long-term sustainable growth. The Group expects to benefit from continued development across its various businesses in new and established markets, with notable contributions from Ray-Ban, Oakley and Sunglass Hut.

        Looking forward, we will continue to drive innovation and develop new competencies. Long-term drivers include Luxottica's strong brand portfolio and service levels, further penetration of premium sunglasses, global expansion of new sales channels and the Group's presence in emerging markets.

10.  SUBSEQUENT EVENTS

        For a description of significant events after December 31, 2016 please refer to Note 38 of the footnotes of consolidated financial statements as of December 31, 2016.

11.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKET

        Articles 36 - 39 of the regulated markets applies to 45 entities based on the financial statements as of December 31, 2016, in particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements;

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

12.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  •
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  •
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2016.

  •
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  •
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  •
  The Company has made a national group tax election (sections 117-129 of the Italian Tax Code). Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

        On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

APPENDIX

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY

	December 31, 2016
(Amounts in thousands of Euro)	Net income	Equity

Parent company financial statements	454,386	2,652,272
Elimination of intragroup dividends	(100,221)	—
Trademarks and other intangible assets(*)	(41,319)	(1,177,375)
Elimination of internal profits on inventory(*)	(43,450)	(304,781)
Difference between value of investments in consolidated companies and related share of stockholders' equity	—	4,614,262
Net income of consolidated companies	582,925	—
Minority interest	(1,797)	(5,954)

Consolidated financial statements	850,524	5,778,423

(*)
Net of tax effect

NON-IFRS MEASURES

  Adjusted measures

        In this Management Report we discuss certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In 2016, we made adjustments to the following measures: cost of sales, selling expenses, general and administrative expenses, operating income and operating margin, EBITDA, income before taxes, taxes, tax rate, net income and earnings share. We adjusted the above items by (i) excluding the costs relating to the restructuring and the reorganization activities across the Group which had a Euro 69.5 million impact on Group income (Euro 55.0 million net from the fiscal effect), (ii) excluding non-recurring expenses of Euro 17.4 million (Euro 12.0 million net of taxes) related to the termination of Adil Mehboob-Khan as CEO for Markets and to the Oakley integration; and (iii) excluding non-recurring income of Euro 35.7 million related to the Salmoiraghi & Viganò acquisition.

        In 2015, we made adjustments to the following measures: net sales, cost of sales, operating income, operating margin, EBITDA and EBITDA margin. We have also made adjustments to net income, earnings per share, operating expenses, selling expenses and general, administrative and expenses and income taxes. We adjusted the above items by (i) excluding non-recurring costs (Euro 66.4 million, Euro 49.8 million net of taxes) related to the reorganization of Oakley and other minor projects; and (ii) including sales of the EyeMed division of Euro 174.3 million from the EyeMed Adjustment.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards

Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non—IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	2016
(Amounts in thousands of Euro)	Net sales	Cost of sales	EBITDA	Operating Income	Net income	Base EPS

Reported	9,085.7	3,153.3	1,858.1	1,345.3	850.5	1.77
—Restructuring and reorganization expenses		(18.6)	69.5	69.5	55.0	0.11
—Non-recurring expenses		(0.1)	17.4	17.4	12.0	0.02
—Non-recurring income					(35.7)	(0.07)

Adjusted	9,085.7	3,134.6	1,945.0	1,432.1	881.7	1.84

	2015
(Amounts in thousands of Euro)	Net sales	Cost of sales	EBITDA	Operating Income	Net income	Base EPS

Reported	8,836.6	(2,835.4)	1,853.3	1,376.4	804.1	1.68
—EyeMed Adjustment	174.3	(174.3)	—	—	—	—
—Non-recurring expenses	—	0.7	66.4	66.4	49.8	0.10

Adjusted	9,010.9	(3,009.0)	1,919.7	1,442.8	854.0	1.78

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

(Amounts in millions of Euro)	2016	2015

Net Income	850.5	804.1
(+)
Net Income attributable to non controlling interest	1.8	2.8
(+)
Provision for income taxes	466.4	471.0
(+)
Other (income)/expenses	26.6	98.5
(+)
Depretation and amortization	512.8	476.9
(+)

EBITDA	1,858.1	1,853.3
(=)
Net Sales	9,085.7	8,836.6
(/)

EBITDA margin	20.5%	21.0%

(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin:

(Amounts in millions of Euro)	2016(3)(4)	2015(1)(2)

Net Income	881.7	854.0
(+)
Net Income attributable to non controlling interest	1.8	2.8
(+)
Provision for income taxes	486.3	487.6
(+)
Other (income)/expenses	62.3	98.5
(+)
Depretation and amortization	512.8	476.9
(+)

Adjusted EBITDA	1,945.0	1,919.7
(=)
Net Sales	9,085.7	9,010.8
(/)

EBITDA margin adjusted	21.4%	21.3%

(=)

The adjusted figures :
(1)
include the EyeMed adjustment. Starting from third quarter 2014 and until the December 31, 2015 the net sales adjusted reflected the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of this contract was Euro 174.3 million.

(2)	exclude the restructuring and reorganization costs related to the Oakley integration and other minor projects for Euro 66.4 (Euro 49.8 net to the related fiscal effect);
(3)	exclude the restructuring and reorganization cost for Euro 69.5 million;
(4)	exclude non-recurring costs of Euro 17.4 million related to the termination of the former Group CEO Adil Mehboob-Khan and the Oakley integration.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Group believes that free cash flow is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

Free cash flow (Amounts in millions of Euro)	2016

Adjusted EBITDA(1)	1,945.0
Δ working capital	(82.8)
Capex	(651.6)

Opereting cash flow	1,210.6
Financial charges(2)	(66.1)
Taxes	(475.4)
Extraordinary charges(3)	(5.0)

Free cash flow	664.2

(1)
Adjusted EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of Adjusted EBITDA to EBIDTDA and EBITDA to net income

(2)
Equals interest income minus interest expense

(3)
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. Apart from the limitations stated above on EBITDA, the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

        Non-IFRS Measure: Net debt and Net debt/EBITDA:

Net debt and net debt/EBITDA (Amounts in millions of Euro)	December 31, 2016	December 31, 2015

Long-term debt	1,681.0	1,715.1
(+)
Current portion of long term debt	154.1	44.9
(+)
Bank overdrafts	208.8	110.5
(+)
Cash	(866.9)	(864.9)
(-)
Net debt	1,177.0	1,005.6
(=)
EBITDA	1,858.1	1,853.3

Net Debt / EBITDA	0.6x	0.5x
Net debt at avg exchange rates(1)	1,172.2	991.9

Net debt at avg exchange rates(1) / EBITDA	0.6x	0.5x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to Adjusted EBITDA. For a reconciliation of EBITDA to Adjusted EBITDA, see the table on the previous page.

Net debt and net debt/EBITDA adjusted (Amounts in millions of Euro)	December 31, 2016	December 31, 2015

Long-term debt	1,681.0	1,715.1
(+)
Current Portion of long term debt	154.1	44.9
(+)
Bank Overdrafts	208.8	110.5
(+)
Cash	(866.9)	(864.9)
(-)
Net debt	1,177.0	1,005.6
(=)
EBITDA adjusted	1,945.0	1,919.7

Net Debt / EBITDA adjusted	0.6x	0.5x
Net Debt at avg exchange rates	1,172.2	991.9

Net Debt at avg exchange rates / EBITDA adjusted	0.6x	0.5x

(1)
Net debt figures are calculated using the same exchange rates used to calculate the EBITDA figures.

(2)
Adjusted figures exclude: (i) costs related to the restructuring and reorganization for Euro 69.5 million; (ii) non recurring expenses for Euro 17.4 million related to the termination of the former Group's CEOs Adil-Mehboob-Khan and to the Oakley integration;

(3)
Adjusted figures exclude non-recurring costs related to the Oakley integration and other minor projects for Euro 66.4 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to and achieve our business objectives and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. In addition, such forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International SA ("Essilor") and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Luxottica's (and Essilor's and Luxottica's combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management. Statements used herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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  Exhibit 99.3